Dynex Capital, Inc. 4991 Lake Brook Drive, Suite 100 Glen Allen, VA 23060 804-217-5800 Fax 804-217-5860 www.dynexcapital.com

September 17, 2009

Ms. Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3010

RE:          SEC Comment Letter dated September 3, 2009 regarding Dynex Capital, Inc.
Form 10-K for the year ended December 31, 2008 filed March 16, 2009
Form 10-K/A for the year ended December 31, 2008 filed March 31, 2009
Definitive Proxy Statement filed April 3, 2009
File No. 001-09819

Dear Ms. LaMothe:

As requested, we are responding to the questions included in your comment letter to us dated September 3, 2009.  For your reference, we have included each of your comments in this letter in italics followed by our response to the comment.

For purposes of this letter, the “Company” refers to Dynex Capital, Inc. and its consolidated subsidiaries, and any amounts in the Company’s responses are in thousands unless otherwise noted.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Discussion of Investments

Estimated Fair Value of Net Investment, page 30

1.
We considered your response to comment 4.  Should the disclosure of Estimated Fair Value of Net Investment Basis remain in your filings, please confirm that you will expand your disclosure in future filings to provide a robust and thorough discussion of:

▪	What this measure represents,
▪	Why you present this measure,
▪	How the company uses this measure,
▪	Why this measure is useful to an investor,
▪	Any limitations of the presentation,
▪	Confirm the valuation techniques used are consistent with the methodologies used in your fair value disclosures under SFAS 157 and SFAS 107.

In its Quarterly Report on Form 10-Q for the period ended June 30, 2009, the Company had enhanced its disclosure as follows:

“The use of leverage limits the amount of equity capital invested in a particular asset while enhancing the potential overall returns on our equity capital invested.  The amount of equity capital invested and the amount of financing for a particular investment are important considerations for us in managing our investment portfolio.  The amount of equity capital invested in a particular investment also helps us to understand and manage our exposure to various risks.  For example, Agency MBS investments generally are believed to have limited credit risk but have a large amount of interest rate and financing risk.  Conversely, investments in securitized mortgage loans, which are financed with securitization financing bonds, will have less financing and interest rate risk but more credit risk.”

The Company acknowledges the Commission’s comment and in its future filings will expand disclosure regarding the presentation of its Estimated Fair Value of Net Invested Capital (the term used in the 10-Q) to provide a more robust and thorough discussion of what the measure represents, why we present this measure, how the Company uses the measure, why this measure is useful to an investor, and any limitations on the presentation of this measure.  In addition, we will clearly indicate that the valuation techniques used in these fair value disclosures are consistent with the methodologies used in the fair value disclosures elsewhere in the filings under SFAS 157 and SFAS 107.

Financial Statements and Notes

Note 5 – Allowance for Loan Losses, page F-17

2.
We considered your response to comment 8.  Please confirm that you include loans that were not deemed impaired under your SFAS 114 analysis in your assessment of the need for a general allowance under SFAS 5.  Refer to Question 10 in EITF Topic D-80.  In this regard, based on the bullet points set forth in your response, it is not clear how you grouped loans with similar risk characteristics when evaluating pools of loans for potential losses under SFAS 5.  Additionally confirm that you will disclose in future filings the circumstances that prompt you to perform an individual loan analysis under SFAS 114 and your consideration for a general allowance under SFAS 5.

The Company acknowledges the Commission’s comment.

As noted in EITF Topic D-80, the Company intends to maintain conservative reserve levels within a reasonable range of probable credit losses, consistent with management’s best estimates.  In making these estimates, management performs both a specific allowance analysis under Statement of Financial Accounting Standards No. 114 (“SFAS 114”) and a general reserve analysis under Statement of Financial Accounting Standards No. 5 (“SFAS 5”).

The SFAS 114 analysis is conducted on the securitized commercial mortgage loan portfolio based on the criteria set forth in the Company’s response dated July 22, 2009 (such criteria include whether the loan is past due, if the borrower is seeking forbearance or modification, if the debt-service coverage is less than 1-to-1 or if the Company otherwise believes the value of the supporting collateral may be impaired).   The Company confirms that for those loans not meeting such criteria for the SFAS 114 analysis, the Company includes those loans in a separate SFAS 5 general reserve analysis.

When evaluating pools of loans for potential losses on commercial mortgage loans under SFAS 5, the Company evaluates such loans initially by collateral type (e.g., multifamily, healthcare, office, hospitality, etc.) and also geographically (e.g., the Company has several loans in the Southwest that are similar type and size).  Given the large majority of tax credit multifamily loans, the extensive seasoning of the loans, and their amortization features (many of the loans have accelerated principal amortization requirements), the Company has determined that a general reserve is not required at this time on its portfolio of commercial mortgage loans.

The Company also confirms that a general reserve analysis is conducted under SFAS 5 on the securitized single-family mortgage loan portfolio, which is considered a large group of smaller balance homogenous loans.

Finally, the Company confirms that it will disclose in it future filings the circumstances that prompt an individual loan analysis under SFAS 114 and the considerations for a general allowance under SFAS 5.

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the identified filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

In you have any additional questions or comments, you may reach me at (804) 217-5837 or Jeffrey L. Childress, Controller, at (804) 217-5854.

Yours very truly,

/s/ Stephen J. Benedetti

Stephen J. Benedetti
Executive Vice President, Chief Operating
Officer and Chief Financial Officer